January 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Ron Alpers

Re:   TLG Acquisition One Corp.

Registration Statement on Form S-1 (File No. 333-252032)
Filed January 12, 2021

CIK No. 0001827871

Dear Mr. Alpers:

On behalf of TLG Acquisition One Corp., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission provided via a telephone call on January 21, 2021 regarding the Company’s Registration Statement on Form S-1 (File No. 333-252032) (the “Registration Statement”) filed on January 12, 2021. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

To facilitate your review, we have included a summary of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the comments and responses to page numbers and section headings refer to page numbers and section headings in the Registration Statement filed on the date referenced above.

Risk Factors, page 61

1.

You state in your risk factor titled “Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees” that “Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.”  Please amend Section 11.1 of Exhibit 3.2 to address the language above.

Response 1

We advise the Staff that Section 11.1 of Exhibit 3.2 will be revised to include the following underlined sentences:

“Section 11.1Forum.

U.S. Securities and Exchange Commission January 22, 2021 Page 2

Unless the Corporation, in writing, selects or consents to the selection of an alternative forum, (i) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Notwithstanding the foregoing, the provisions of this Section 11.1 will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.  Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  For purposes of this Article XI, the phrase “internal corporate claims” means claims, including claims in the right of the Corporation, that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.”

Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary, page 70

2.	Please include risk factor summary disclosure in the prospectus summary.

Response 2

We advise the Staff that the Registration Statement will be revised in response to the Staff’s comment to add the attached risk factor summary to the prospectus summary section on page 32 of the prospectus and to move the Cautionary Note Regarding Forward-Looking Statements to a page immediately preceding the Risk Factors section.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

Gibson, Dunn & Crutcher LLP

cc:	John Michael Lawrie, Chief Executive Officer

Attachment

Proposed Risk Factor Summary to be Included in the Prospectus Summary Section

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. The following summary of risks and uncertainties is not exhaustive. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks relating to our search for, and consummation of or inability to consummate, a business combination, including risks and uncertainties surrounding:

•

our ability to approve the initial business combination without affording public shareholders a vote and complete our initial business combination without the support of a majority of our public shareholders;

•	the fact that our sponsor, officers, directors and RBC have agreed to vote in favor of the initial business combination we propose regardless of how our public stockholders vote:
•	our public shareholders’ ability to exercise redemption rights, including your ability to effect an investment decision only by redeeming shares for cash;
•	the requirement that we complete our initial business combination within 24 months and any potential leverage this could give prospective targets;
•	our ability to consummate an initial business combination due to the uncertainty resulting from the COVID-19 pandemic;
•	our pool of prospective target business, including our ability to select an appropriate target business and our expectations around the performance of the prospective target businesses; and
•	our potential ability to obtain additional financing if necessary to complete our initial business combination.

Risks relating to our securities, including risks and uncertainties surrounding:

•	the possibility that NYSE may delist our securities from trading on its exchange;
•	being declared an investment company under the Investment Company Act;
•	our ability to amend the terms of warrants with approval of holders of at least 50% of the then outstanding public warrants in a manner that may be adverse to the holders thereof;
•	our ability to redeem your unexpired warrants prior to their exercise at a time that would make them worthless;
•	the grant of registration rights which may inhibit the completion of our initial business combination or adversely affect the market price of our Class A common stock; and
•	potential lack of liquidity and trading of our securities.

Risks relating to our management, including risks and uncertainties surrounding:

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;
•	the ability of our officers and directors to generate a number of potential business combination opportunities;
•	our sponsor, officers and directors losing their entire investment in us if our initial business combination is not completed; and
•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination.

Other general risks, including risks and uncertainties surrounding:

•	being a blank check company with no operating history and no revenues;
•	our ability to comply with changing laws and regulations;
•	data privacy and security breaches; and
•	acquiring and operating a business in foreign countries.